Exhibit 21

H-CYTE, Inc.’s wholly-owned subsidiaries are as follows:

1.	Lung Institute Tampa, LLC
2.	H-CYTE Management, LLC (formerly known as “Blue Zone Health Management, LLC”)
3.	MedoveX Corp. (not to be confused with H-CYTE, Inc.’s previous name)
4.	Cognitive Health Institute Tampa, LLC